Contact

www.linkedin.com/in/
ashleyblackexperience (LinkedIn)
www.ashleyblackguru.com/
(Company)
fasciablaster.com/ (Company)
finance.yahoo.com/news/
study-shows-cellulite-restored-
underlying-161800652.html (Other)

Top Skills

Sports Injuries

Pain Management

New Business Development

Honors-Awards

Ashley Black selected as Top
Inventor and Business Innovator of
the Year

Ashley Black Guru Makes the INC.
5000 List of Fastest-Growing Private
Companies in the USA in 2019

Entrepreneur of the Year - Health
Products & Services category

Publications

The effects of fascia manipulation
with fascia devices on myofascial
tissue, subcutaneous fat and cellulite
in adult women

FasciaBlaster® Research Findings

Ashley Black

 Fascia Expert ## Founder 2x INC'S Fastest growing companies 2x
#1 National Author TEDx Speaker ABA's Entrepreneur of the Year
Inventor of The FasciaBlaster and Nexcia
Nosara, Guanacaste, Costa Rica

Summary

Ashley Black has successfully fused the art and science of self-
care by creating a bridge between the health and beauty industries
through her innovations in biotechnologies for the system of the body
called fascia. Fascia has been largely misunderstood, particularly,
the impact fascia has on our health and beauty. Her personal health
struggles with JRA and deadly infections have led her down the path
she is pioneering today. Her early career was as a personal healer
to some of the richest and most famous people in the world, but her
life's purpose has always been to push the knowledge mainstream
and transcend the tipping point of awareness that will ensure the
legacy of her work. FasciaBlaster products earned over $100M
in sales in the first 5 years and she has created a new market.
Although simple in design, the self-use tool proved in a published
study to regenerate, or remodel* the fascia tissue in 100% of the
subjects, confirmed with blood analysis showing a reduction in
inflammation, an increase in collagen production, an increase in
healthy hormones and a stunning visual change in both the skin and
the tissue deep below the skin. The mechanism for regeneration of
the skin is the activation of stem cell reservoirs by palpation. The
fascia surrounds the stem cell reservoir, feeds the stem cell reservoir
and is the genesis for reversing tissue damage and aging. Ashley
is dedicated to taking her cutting-edge skin science technology
and functional medicine products Global. Her products are science
based, market proven, IP protected, D2C, high margin, and data
driven. @ashleyblackguru has the 2nd largest Women's Only FB
private group, 8M+ followers, over 1B FB impressions and over
1T global media impressions. Ashley's approach to regenerative
medicine is a reflection of her core values, to provide all natural
solutions and sustainable products. Her current passion project
is a book deal "BE… From Passion and Purpose to Products and
Prosperity". Stay tuned!

———

Experience

Simon & Schuster
8 years 8 months

2x Best Selling Author
January 2022 - Present (3 years 4 months)

BE.. From Passion and Purpose to Products and Prosperity is a female business book designed to help you tap into your Divine Feminine. Shed your life of low vibrational people and environments and pack your business and personal life with joy, purpose and alignment with your higher self. A step-by-step guide.

Best Selling Author
September 2016 - Present (8 years 8 months)

As Seen on the Today Show!

The USA Today Bestseller!

The last book you'll ever need about cellulite, and the first book you need to take control and change your health forever!

Check out more on The Cellulite Myth, Ashley Black, and the FasciaBlaster product line:
https://www.ashleyblackguru.com/pages/about-ashley-black

https://www.goodreads.com/author/show/1509362.Ashley_Black
https://everything-pr.com/ashley-black-a-life-before-and-after-fasciablaster/
https://theconnectmagazine.com/ashley-black-is-changing-the-world-one-blaster-at-a-time/
https://www.youtube.com/watch?v=bMLaekTrVPw
https://ideamensch.com/ashley-black/

A Great Review Of the Book:

https://www.youtube.com/watch?v=raARIVgjnq4

Ashley Black Guru (The FasciaBlaster)
Founder & CEO
December 2012 - Present (12 years 5 months)
Houston, Texas, United States

The FasciaBlaster® is the perfect at home treatment for pain & tension management, cellulite reduction, muscle performance & recovery, healthy blood flow, & nerve function. Discover what the FasciaBlaster® can do for YOU!

Professional athletes, celebrities, & hundreds of thousands of users have used the FasciaBlaster® tools for pain management, sports performance, & aesthetic improvement.

Ashley Black is a #1 National Bestselling author, inventor, fascia & Fasciology guru, TEDx guest speaker, & badass international businesswoman & Hybrid Health influencer.

AshleyBlackGuru.com

As Seen On TV
Partner
January 2020 - Present (5 years 4 months)
United States

The As Seen on TV Promo Kit is the deal of a lifetime!

The Elite Starter Kit is amazing for first-time users because it has the MasterBlaster and a small-clawed long tool for prepping the tissue - the Mini 2, which is great for massaging deeper into the tissue .

The MasterBlaster for the skin and structural fascia layer and the Mini 2 for the muscle layer.

Everything you need in one package, with significant savings!

Visit As Seen on TV on Facebook!
https://www.facebook.com/AsSeenOnTVOnline/

QVC
Partner
January 2020 - Present (5 years 4 months)
United States

FasciaBlaster Self Massage Myofascial Tool w/ Blaster Oil

Ashley Black and the FasciaBlaster are teaming up with QVC to bring you a
great deal on a myriad of Ashley Black Guru products at one low price.

Blast more than just muscles, all by yourself, with the FasciaBlaster self-
massage tool. It targets the fascia, the connective tissue beneath the skin,
through manipulation and pressure intending to create a looser feeling. It even
comes with a bottle of blaster oil for a smoother rub down.

Buy it now!
https://www.qvc.com/FasciaBlaster-Self-Massage-Myofascial-Tool-w-Blaster-
Oil.product.V37026.html?sc=NAVLIST

And in just a few short months we are proud to announce that the
FasciaBlaster is already a
QVC BEST-SELLIER!

Thank you to QVC for bringing Ashley Black Guru into the fold. We are so
thrilled to be partnered with you !

TED Conferences
Speaker
April 2018 - May 2018 (2 months)
Taking viewers on a journey of my story and how important FASCIA is. I
present research findings!

USPTO
Inventor
January 2016 - November 2016 (11 months)
Nominee for inventor of the year for the FasciaBlaster

VoiceAmerica
Host of Billionaire HealthCare
August 2015 - August 2016 (1 year 1 month)

I host Billionaire HealthCare. My personal clientele of Celebrities, Billionaires, models and the World's elite have been the only people exposed to the science of Fasciology.

I am going to teach you all about how the body really works, and roll out the red carpet every week, allowing listeners to have access to the secrets of the rich and famous!

Tune in Monday's at 9am EST or download off iTunes!

Ashley Black Systems® | The Fasciology® Institute
Owner
June 2005 - November 2012 (7 years 6 months)
Houton, Texas

Human Body Development was an open treatment brick and mortar business with multiple locations. The facilities were staffed with Fasciologists who would perform Ashley Black's proprietary techniques on a client base that ranged from the professional athlete to the hopeless and debilitated. Black fine tuned her own skills and began to treating some of the most famous, richest and powerful people in the world. Black also developed products such as a fascia tool and a 10 disc DVD set, so that she could branch out beyond the walls of the clinics to help more people in need. She also began to write books and develop her knowledge products, while using the clinical setting to test her theories and product lines. Black and her staff successfully treated mystery illnesses and became the "go to" place for any injury that "no one else could solve". Black decided that her knowledge was ready to be distributed to mass market and decided to move past the clinics to focus her full time effort on distributing FasciAnatomy, her brainchild, worldwide. Black sold her clinics in 2012 and moved her operations to Los Angeles, CA for the launch.

T.A.N.K.
Owner
January 1997 - January 2004 (7 years 1 month)
Ashley formed her first business in this field in 1997, called Training Athletes Neuro Kinetically (T.A.N.K). She abandoned the insurance-based system, seeking to pioneer her own methodology and created Human Body Development Company, LLC in 2004. From 2004 to present she delivers her methods and RESULTS at clinics in multiple states.

_____

Education

Auburn University

Engineering · (1990 - 1994)